UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________________	Commission File Number __________________

Acreage Holdings, Inc.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada (Province or other jurisdiction of incorporation or organization)	2833 (Primary Standard Industrial Classification Code Number)	98-1463868 (I.R.S. Employer Identification Number)

366 Madison Avenue, 11th Floor

New York, New York 10017

United States

(646) 600-9181
(Address and telephone number of Registrant’s principal executive offices)

Acreage Holdings, Inc.

366 Madison Avenue, 11th Floor
New York, New York 10017
United States

(646) 600-9181

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Title of each class	Name of each exchange on which registered
N/A	N/A

Securities registered pursuant to Section 12(g) of the Act: Subordinate Voting Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☐ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Acreage Holdings, Inc. (the “Company”, the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of the Registrant contain forward-looking statements. All statements, other than statements of historical fact, incorporated by reference are forward-looking information. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits and on assumptions the Registrant believed are reasonable as of such date. These assumptions include, but are not limited to: market acceptance and approvals. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Registrant to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: general business, economic, competitive, political and social uncertainties; general capital market conditions and market prices for securities; delay or failure to receive board or regulatory approvals; the actual results of future operations; competition; changes in legislation affecting the Registrant; the timing and availability of external financing on acceptable terms; and lack of qualified, skilled labor or loss of key individuals. A description of additional assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in the Registrant’s disclosure documents, such as the Registrant’s Filing Statement filed on November 14, 2018, on the SEDAR website at www.sedar.com, attached hereto as Exhibit 99.40. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in the Exhibits incorporated by reference are expressly qualified by this cautionary statement. The forward-looking information contained in the Exhibits incorporated by reference represents the expectations of the Registrant as of the date of such Exhibit and, accordingly, is subject to change after such date. However, the Registrant expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.70, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consents of the independent accountants named in the foregoing Exhibits as Exhibits 99.71 to 99.74, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Description of the Securities” in the Registrant’s Filing Statement, attached hereto as Exhibit 99.40.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on August 31, 2018, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn$1.3055.

CONTRACTUAL OBLIGATIONS

As of August 31, 2018, the Registrant was a shell company and the following table lists, as of August 31, 2018, information with respect to the Registrant’s known contractual obligations in Canadian dollars.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$304,348	-	$304,348[1]	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	$304,348	$0	$304,348	$0	$0

 1 Represents convertible Subordinate Voting Debentures

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

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SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREAGE HOLDINGS, INC.

By:	/s/ Glen Leibowitz
Name: Glen Leibowitz
Title: Chief Financial Officer

Date: January 29, 2019

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EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description
99.1	Consolidated Financial Statements of Applied Inventions Management Corp. for the fiscal years ended August 31, 2018 and 2017
99.2	Management Discussion and Analysis of Financial Conditions and Results of Operations of Applied Inventions Management Corp. for the fiscal years ended August 31, 2018 and 2017
99.3	Certification of Annual Filings Venture Issuer Basic Certificate by CEO dated October 22, 2018
99.4	Certification of Annual Filings Venture Issuer Basic Certificate by Acting CFO dated October 22, 2018
99.5	News Release dated October 27, 2017
99.6	Consolidated Financial Statements of Applied Inventions Management Corp. for the fiscal years ended August 31, 2017 and 2016
99.7	Management Discussion and Analysis of Financial Conditions and Results of Operations of Applied Inventions Management Corp. for the fiscal years ended August 31, 2017 and 2016
99.8	Certification of Annual Filings Venture Issuer Basic Certificate by CEO dated December 4, 2017
99.9	Certification of Annual Filings Venture Issuer Basic Certificate by Acting CFO dated December 4, 2017
99.10	Unaudited Interim Consolidated Financial Statements of Applied Inventions Management Corp. for the three month period ended November 30, 2017
99.11	Management Discussion and Analysis of Financial Conditions and Results of Operations of Applied Inventions Management Corp. for the three month periods ended November 30, 2017 and 2016
99.12	Certification of Unaudited Interim Filings Venture Issuer Basic Certificate by CEO dated January 29, 2018
99.13	Certification of Unaudited Interim Filings Venture Issuer Basic Certificate by Acting CFO dated January 29, 2018
99.14	Unaudited Interim Consolidated Financial Statements of Applied Inventions Management Corp. for the six month period ended February 28, 2018
99.15	Management Discussion and Analysis of Financial Conditions and Results of Operations of Applied Inventions Management Corp. for the six month periods ended February 28, 2018 and 2017
99.16	Certification of Unaudited Interim Filings Venture Issuer Basic Certificate by CEO dated April 24, 2018
99.17	Certification of Unaudited Interim Filings Venture Issuer Basic Certificate by Acting CFO dated April 24, 2018
99.18	News Release dated May 28, 2018
99.19	Unaudited Interim Consolidated Financial Statements of Applied Inventions Management Corp. for the nine month period ended May 31, 2018
99.20	Management Discussion and Analysis of Financial Conditions and Results of Operations of Applied Inventions Management Corp. for the nine month periods ended May 31, 2018 and 2017
99.21	Certification of Unaudited Interim Filings Venture Issuer Basic Certificate by CEO dated July 24, 2018
99.22	Certification of Unaudited Interim Filings Venture Issuer Basic Certificate by Acting CFO dated July 24, 2018
99.23	Notice of Meeting and Record Date dated July 31, 2018
99.24	Notice of Meeting and Record Date dated September 19, 2018

99.25	News Release dated September 21, 2018
99.26	Material Change Report dated October 1, 2018
99.27	Lock-Up Agreement dated September 21, 2018
99.28	Business Combination Agreement dated September 21, 2018
99.29	Certification of Proxy-Related Materials dated September 21, 2018
99.30	Notice of Annual General and Special Meeting of Shareholders dated October 5, 2018
99.31	Management Information Circular dated October 5, 2018
99.32	Amendment to Management Information Circular
99.33	Form of Proxy for Annual and Special Meeting
99.34	News Release dated October 16, 2018
99.35	Certification of Dissemination of Proxy-Related Materials to Shareholders dated October 16, 2018
99.36	Certificate of Continuation dated November 9, 2018
99.37	Notice of Articles dated November 9, 2018
99.38	News Release dated November 13, 2018
99.39	News Release dated November 14, 2018
99.40	Filing Statement dated November 14, 2018
99.41	Coattail Agreement dated November 14, 2018
99.42	Third Amended and Restated Limited Liability Company Agreement dated November 14, 2018
99.43	Tax Receivable Agreement dated November 14, 2018
99.44	Support Agreement dated November 14, 2018
99.45	Support Agreement dated November 14, 2018
99.46	Notice of Change in Corporate Structure dated November 14, 2018
99.47	Material Change Report dated November 20, 2018
99.48	News Release dated November 26, 2018
99.49	Condensed Unaudited Interim Consolidated Financial Statements of RTO Acquirer for the three and nine month periods ended September 30, 2018 and 2017
99.50	Management Discussion and Analysis of Financial Conditions and Results of Operations of High Street Capital Partners, LLC d/b/a Acreage Holdings for the three and nine month periods ended September 30, 2018 and 2017
99.51	News Release dated November 29, 2018
99.52	News Release dated December 6, 2018
99.53	Agreement and Plan of Merger dated December 5, 2018
99.54	Material Change Report dated December 16, 2018
99.55	News Release dated December 20, 2018
99.56	Letter from Odyssey Trust Company to Canadian Securities Exchange dated November 12, 2018
99.57	CDS Confirmation dated November 13, 2018
99.58	Form 1A Application Letter dated November 14, 2018

99.59	Form 2B Listing Summary dated November 14, 2018
99.60	Form 4 Listing Agreement dated November 14, 2018
99.61	Form 6 Certificate of Compliance dated November 14, 2018
99.62	Form 11 Notice of Proposed Stock Option Grant or Amendment dated November 23, 2018
99.63	Form 9 Notice of Issuance of Securities dated November 23, 2018
99.64	Form 6 Certificate of Compliance dated November 27, 2018
99.65	Form 9 Notice of Proposed Issuance of Listed Securities dated December 6, 2018
99.66	Form 7 Monthly Progress Report dated December 6, 2018
99.67	Form 6 Certificate of Compliance dated December 6, 2018
99.68	Form 9 Notice of Issuance of Securities dated December 19, 2018
99.69	Form 6 Certificate of Compliance dated January 17, 2019
99.70	Form 9 Notice of Issuance of Securities dated January 17, 2019
99.71	Consent of RSM Canada LLP
99.72	Consent of Macias Gini & O’Connell LLP
99.73	Consent of Sheehan & Company, C.P.A, P.C.
99.74	Consent of Davidson & Company LLP

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